

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2020

Rachel Glaser
Chief Financial Officer
Etsy, Inc.
117 Adams Street
Brooklyn, NY 11201

     Re: Etsy, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2019
         Filed February 27, 2020
         File No. 001-36911

Dear Ms. Glaser:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Trade & Services

cc: Kathleen McCabe